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                        Filed by Accelerated Networks, Inc. pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934


The text of Item 5 to the Form 8-K filed by Accelerated Networks, Inc. on November 15, 2001 is incorporated herein by reference.

The following document was previously filed as Exhibit 2.1 to the Form 8-K filed by Accelerated Networks, Inc. on November 15, 2001, and is incorporated herein by reference:

Agreement and Plan of Merger and Reorganization, dated as of November 9, 2001, by and among Accelerated Networks, Inc., a Delaware corporation, Odin Acquisition Corp., a California corporation, and Occam Networks Inc., a California corporation.

The following document was previously filed as Exhibit 2.2 to the Form 8-K filed by Accelerated Networks, Inc. on November 15, 2001, and is incorporated herein by reference:

Form of Voting Agreement, dated as of November 9, 2001, by and among Occam Networks Inc., a California corporation, Accelerated Networks, Inc., a Delaware corporation and certain stockholders of Accelerated Networks, Inc., a Delaware corporation.

The following document was previously filed as Exhibit 2.3 to the Form 8-K filed by Accelerated Networks, Inc. on November 15, 2001, and is incorporated herein by reference:

Form of Voting and Conversion Agreement, dated as of November 9, 2001, by and among Accelerated Networks, Inc., a Delaware corporation, Occam Networks Inc., a California corporation and certain shareholders of Occam Networks Inc., a California corporation.

Additional Information and Where to Find It

Accelerated Networks plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and both companies expect to mail a Prospectus/Proxy Statement to their respective stockholders containing information about the merger. Investors and stockholders of Accelerated Networks and Occam Networks are urged to read the Registration Statement and Prospectus/Proxy Statement carefully when they are available. The Registration Statement and the Prospectus/Proxy Statement will contain important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement and these other documents may also be obtained from Accelerated Networks by directing a request through the Accelerated Networks Web site at http://www.acceleratednetworks.com or by mail to Accelerated Networks, Inc.,
Attention: Ron Hughes, Corporate Counsel.

In addition to the Registration Statement and the Prospectus/Proxy Statement, Accelerated


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Networks files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Accelerated Networks at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Accelerated Networks' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Accelerated Networks and Occam Networks have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Accelerated Networks and Occam Networks generally. A description of the interests that the directors and executive officers of the companies have in the merger will be available in the Prospectus/Proxy Statement.

Solicitation of Proxies

Accelerated Networks and Occam Networks, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Accelerated Networks and Occam Networks in favor of the merger. Information concerning the participants will be set forth in the Prospectus/Proxy Statement when it is filed with the SEC.

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